October 6, 2025	Corebridge Financial 21650 Oxnard Street, Suite 750 Woodland Hills, CA 91367

Mr. Mark Cowan

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: American General Life Insurance Company (the “Company”)

Post-Effective Amendment No. 8 to Registration Statement on Form N-4

File No. 333-277203

Dear Mr. Cowan:

Thank you for your verbal comments on September 24, 2025, regarding the Post-Effective Amendment No. 8 to Form N-4 registration statement referenced above. We have responded to your comments as follows:

Cover Page

1.

Comment - Item 1(a)(6)(b) requires cover page prominent disclosure on the lowest limit on index gains that may be established under the contract for each type of limit offered. With these revisions, it appears that you are trying to show the lowest limit for a particular strategy rather than the lowest limit over the life of the contract. The lowest limits for a particular strategy go in the “Guaranteed Minimum limit on upside parameter rates (for the life of the Strategy Account Option)” column in the table in the investment option index.

Response – We have revised the disclosure as follows:

The minimum guaranteed rates that may be established under the Contract for each type of limit on Index gains ~~of the Upside Parameters~~ (other than Lock Upside Parameter) are: Cap Rate: (no lower than 2%), ~~Dual Direction with Cap (no lower than 2%),~~ Cap Secure (no lower than 2%), Participation ~~and Cap~~ Rate~~s~~ (no lower than 100% ~~and Cap Rate no lower than 5%~~), ~~Enhanced Participation and Cap (Participation Rate no lower than [•]% and Cap Rate no lower than [•]%,~~ and Trigger Rate (no lower than 2%)~~, and Dual Direction Trigger with Cap (Trigger Rate no lower than [•]% and Cap Rate no lower than [•]%)~~. The Lock Thresholds for Strategy Account Options with Lock Upside Parameters are guaranteed minimum rates under the Contract and will not change from one Term to the next. The Lock Threshold percentages available are: 30, 40, 50, 75, and 100. The lowest limits for a particular Strategy Account Option are disclosed in the “Guaranteed Minimum Limit on Upside Parameter Rates (for the life of the Strategy Account Option)” column in Appendix A: Investment Options Available Under the Contract, and these minimum guaranteed rates will not change from one Term to the next.

2.

Comment - Prominently disclose any minimum limits on index loses that will always be available under the contract, or alternatively, prominently state that the Company does not guarantee that the contract will always offer strategy account options that limit index losses, which would mean risk of loss of the entire amount invested. See Item 1(a)(6)(a). If the Company only guarantees that one Strategy Account Option with a Buffer will be available in the future, then there needs to be prominent disclosure that aside from this, the Company does not guarantee that the contract will offer any other Strategy Account Options that limit index losses, which would mean risk of loss of the entire amount invested.

Response – Comment complied with.

Special Terms

3.

Comment – To assist with understanding, please revise the last two sentences of the definition of Dual Direction with Cap to mirror the last two sentences of the current Dual Direction Trigger with Cap definition. Existing disclosure does not describe all scenarios for how interest may be credited.

Response – We have replaced the last two sentences of the definition of Dual Direction with Cap with the following:

If the Index performance on the Term End Date is positive and less than or equal to the Cap Rate, you will receive a positive Index Credit Rate equal to the positive Index performance. If the Index performance on the Term End Date is positive and exceeds the Cap Rate, you will receive a positive Index Credit Rate equal to the Cap Rate. If the Index performance on the Term End Date is negative and does not exceed the Buffer Rate, you will receive a positive Index Credit Rate equal to the absolute value of the negative Index performance. If the Index performance is negative and exceeds the Buffer Rate, you will receive a negative Index Credit Rate equal to the Index performance in excess of the Buffer Rate.

4.

Comment – Please revise the definition of Dual Direction Trigger with Cap to state, “An Upside Parameter designed to limit your participation in positive Index performance on the Term End Date subject to a Cap Rate, a Trigger Rate, and the absolute value of a Buffer Rate.”

Response – Comment complied with.

5.

Comment – Please revise the definition of Dual Direction Trigger with Cap to state, “If the Index performance is negative and does not exceed the Buffer Rate on the Term End Date, you will receive a positive Index Credit Rate equal to the Trigger Rate.

Response – Comment complied with.

6.

Comment - Please revise the definition of Dual Direction Trigger with Cap to state, “If the Index performance is negative and exceeds the Buffer Rate on the Term End Date, you will receive a negative Index Credit Rate equal to the negative Index performance in excess of the Buffer Rate.

Response – Comment complied with.

7.

Comment – Please revise the definition of Enhanced Participation and Cap to state, “An Upside Parameter that operates identically to the Participation and Cap Upside Parameter but offers a higher (i.e., “enhanced”) minimum guaranteed Participation Rate with a lower guaranteed minimum Cap Rate.”

Response – The Enhanced Participation and Cap does not have a lower guaranteed minimum Cap Rate than the guaranteed minimum Cap Rate for a Strategy Account Option with Participation and Cap. The minimum guaranteed Cap Rates for both a Strategy Account Option with Participation and Cap and a Strategy Account Option with Enhanced Participation and Cap are 5%. We have revised the prospectus to reflect that the minimum guaranteed Cap Rate for a Strategy Account Option with Enhanced Participation and Cap is 5% where appropriate.

8.

Comment – Upside Parameter has been defined as the interest crediting methodologies, of which there are twelve, and it determines positive and negative Index performance. The term Upside Parameter should not be used interchangeably with upside limits, of which there are only five types under this current contract.

Index Crediting Methodologies:

Point to point Cap

Point to point Trigger

Point to point Dual Direction with Cap

Point to point Dual Direction Trigger with Cap

Point to point Participation and Cap

Point to point Enhanced Participation and Cap

Annual application of Cap and Buffer Cap Secure

Point to point Locks (five different percentages)

Limits on Index gains:

Cap Rate

Cap Secure Rate

Participation Rate

Trigger Rate

Lock Threshold

Response – We have revised the definition of “Upside Parameter” as follows:

Upside Parameter – A feature of a Strategy Account Option that represents the Index crediting methodology available under the Contract. Upside Parameters determine how Index performance is measured and applied in calculating the Index Credit Rate. ~~determines the extent to which a Strategy Account Option will participate in positive Index performance~~ The Upside Parameters are Cap, Cap Secure, Participation and Cap, Enhanced Participation and Cap, Dual Direction with Cap, Dual Direction Trigger with Cap, Trigger and Lock. Certain Upside Parameters contain limits on participation in positive Index performance. These include Cap, Cap Secure, Participation, Trigger and Lock.

Overview of the Contract

Accumulation Phase

9.

Comment – Please prominently disclose any minimum limits on Index losses that will always be available under the Contract or, alternatively, prominently state that the Company does not guarantee that the Contract will always offer Strategy Account Options that limit Index losses, per Item 2(b)(2)(iii).

If the Company only guarantees that one Strategy Account Options with a buffer will be available in the future, then there needs to be prominent disclosure that aside from this, the Company does not guarantee that the Contract will offer any other Strategy Account Options that limit Index losses.

Response – Comment complied with.

10.

Comment – Please prominently state, for each of the five types of limits offered, the lowest limit on Index gains that may be established under the contract, per Item 2(b)(2)(iv).t, per Item 2(b)(2)(iv).

Response – Comment complied with.

11.

Comment – Within the Participation and Cap/Enhanced Participation and Cap bullet point, please denote that the Cap rate for the Participation and Cap will be lower than the Enhanced Participation and Cap as follows:

The Cap Rate for a Strategy Account Option with Enhanced Participation and Cap will be lower than the Cap Rate for a Strategy Account Option with Participation and Cap.

Response – See response to Comment #7.

12.	Comment – Within the Participation and Cap/Enhanced Participation and Cap bullet point, suggest using “Therefore” instead of “In such cases….”

Response – See response to Comment #7.

13.	Comment – Within the Dual Direction Trigger with Cap bullet point, suggest re-ordering the list of examples in the paragraph to match the ordering of examples below.

Response – Comment complied with.

14.

Comment – Sentences in the disclosure paragraph on Lock Buffer Rates provided in the Rate Sheet Supplement directly beneath bullet points should be moved variously. Buffer references should be moved to be near the Buffer Rate disclosure preceding the bullet points. The disclosure in this location should only discuss Upside Parameter Rates.

Response – Comment complied with.

Important Information You Should Consider About the Contract

Is There a Risk of Loss from Poor Performance?

15.

Comment – Instruction 3(a) to Item 3 requires prominent disclosure of any minimum limits on Index losses that will always be available under the Contract or, alternatively, prominently state that the Company does not guarantee that the Contract will always offer Strategy Account Options that limit Index losses, which would mean risk of loss of the entire amount invested.

If the Company only guarantees that one Strategy Account Options with a buffer will be available in the future, then there needs to be prominent disclosure that aside from this, the Company does not guarantee that the Contract will offer any other Strategy Account Options that limit Index losses, which would mean risk of loss of the entire amount invested.

Response – Comment complied with.

Principal Risks of Investing In The Contract

Market Risk

16.

Comment – Currently, the disclosure only reads as a guarantee for the Strategy Account Options currently being offered under the Contract. Item 5(a) requires Prominent disclosure of any minimum limits on Index losses that will always be available under the Contract or, alternatively, prominently state that the Company does not guarantee that the Contract will always offer Strategy Account Options that limit Index losses, which would mean risk of loss of the entire amount invested.

If the Company only guarantees that one Strategy Account Options with a buffer will be available in the future, then there needs to be prominent disclosure that aside from this, the Company does not guarantee that the Contract will offer any other Strategy Account Options that limit Index losses, which would mean risk of loss of the entire amount invested.

Response – Comment complied with.

Upside Parameter and Buffer Risk

17.	Comment – Please only list the five limits on Index gains here.

Response – Comment complied with.

Allocation Accounts

18.	Comment – Please include a reference to the Rate Sheet Supplement in the first or second paragraphs.

Response – Comment complied with.

Applying Upside Parameters

19.	Comment – Per Item 6(d)(2)(ii)(B), please prominently state, for each of the five types of limits offered, the lowest limit on Index gains that may be established under the contract.

Response – Comment complied with.

Applying the Downside Parameter (Buffer)

20.

Comment – Per Item 6(d)(2)(i)(B), please prominently disclose any minimum limits on Index losses that will always be available under the Contract or, alternatively, prominently state that the Company does not guarantee that the Contract will always offer Strategy Account Options that limit Index losses.

If the Company only guarantees that one Strategy Account Option with a buffer will be available in the future, then there needs to be prominent disclosure that aside from this, the Company does not guarantee that the Contract will offer any other Strategy Account Options that limit Index losses.

Response – Comment complied with.

21.

Comment – Per the ADI, please disclose how existing investors can obtain the Rate Sheet supplements will be filed 10 days in advance, and if superseded, include a phone number where customers can get the latest rate sheet supplement. Disclosure should include how the Buffer Rates can Change, and at least 10 days before changing the Buffer Rates, a new Rate Sheet will be filed with the new Rates.

Response – Comment complied with.

Hypothetical Examples of the Buffer Dual Direction Trigger with Cap

22.

Comment – Please illustrate the manner in which the Trigger Rate limits positive performance. Please show an example where the Index Change is positive but equal to the absolute value of the Buffer and the investor has a Trigger of 15% rather than the higher 20% Index performance.

Response – Comment complied with.

23.	Comment – Please update the labels along the X-axis of the bar chart to read Example 1, Example 2, Example 3, and add Example 4 per Comment 22.

Response – Comment complied with.

24.	Comment – Please update the formatting of the bar chart to differentiate between the dotted line indicating the Buffer Rate and the bar indicating a -10% Buffer Rate in Example 3.

Response – Comment complied with.

Selecting Allocation Accounts for Investment

25.

Comment – Please update the second-to-last sentence of the last paragraph in this section to state, “Current Lock Buffer Rates will also be provided in the Rate Sheet Supplement that must accompany this prospectus, which will also be filed with the Securities and Exchange Commission and are available on the EDGAR system at www.sec.gov, file number 333-277203.”

Response – Comment complied with.

Appendix A

26.

Comment – In the column entitled Guaranteed Minimum Limit on Upside Parameter Rates (for the life of the Strategy Account Option), all of the Lock Strategies should list the applicable Lock Threshold percentage instead of “N/A.”

Response – Comment complied with.

27.

Comment – Please update the second to last sentence of the first bolded paragraph to read, “As such, the Buffer Rates offered under the Contract for new Strategy Account Options may change from one Term to the next.”

Response – Comment complied with.

28.

Comment – Per Item 17(b)(2), as the Company only guarantees that one Strategy Account Option with a Buffer will be available in the future, there needs to be prominent disclosure that the Company does not guarantee that the Contract will offer any other Strategy Account Options that limit Index losses.

Response – Comment complied with.

29.	Comment – Please prominently state, for each of the five types of limits offered, the lowest limit on Index gains that may be established under the contract, per Item 17(b)(2).

Response – Comment complied with.

Rate Sheet Supplement

30.

Comment – Please revise the second paragraph to read, “This Rate Sheet Supplement provides the current Lock Buffer Rates for Strategy Account Options with Lock Upside Parameters. No other changes have been made to the Strategy Account Options. The changes to the current Lock Buffer Rates have been bolded and underlined below under the column titled “Current Buffer Rate (if held until Term End Date).” Current Strategy Account Option rates are also available on our website at www.corebridgefinancial.com/rila-rates and from your financial representative.”

Response – Comment complied with.

31.

Comment – Please revise the third paragraph to disclose how existing investors can obtain the rate applicable to them if their rate sheet supplement has been superseded. For example, include a non-EDGAR website or phone number.

Response – We have revised the third paragraph as follows:

The current Lock Buffer Rates below apply on or after [•], 2025. The current Lock Buffer Rates listed in this Rate Sheet Supplement can be superseded at any time. At least 10 days before we change the current Lock Buffer Rates for the new Term, the new Rate Sheet Supplement will be filed on EDGAR at www.sec.gov, file number 333-277203. You may obtain the latest copy of the Rate Sheet Supplement by visiting www.corebridgefinancial.com/rila-documents or calling (800) 445-7862.

32.

Comment – In the column entitled Guaranteed Minimum Limit on Upside Parameter Rates (for the life of the Strategy Account Option), all of the Lock Strategies should list the applicable Lock Threshold percentage instead of “N/A.” See also, comment 26.

Response – Comment complied with.

Should you have any questions or need any additional information, please do not hesitate to contact me at (818) 564-5243 or e-mail: allen.hakakzadeh@corebridgefinancial.com.

Very truly yours,

/s/ Allen Hakakzadeh

Allen Hakakzadeh